

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Hermann Lubbert, Ph.D.
Chief Executive Officer Biofrontera Inc.
120 Presidential Way
Suite 330
Woburn, MA 01801

Re: Biofrontera Inc.
Form S-1
Exhibit No. 10.1 filed July 6, 2021 and Exhibit Nos. 10.2, 10.3 and 10.5 (incorporated by reference from Biofrontera AG's Form 20-F filed on April 29, 2019)
File No. 333-257722

Dear Dr. Lubbert:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance